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         May 5, 2020

       Zalmi Duchman
       Chief Executive Officer
       Gratitude Health, Inc.
       4014 Chase Ave, #212
       Miami Beach, FL 33140

                                                        Re: Gratitude Health,
Inc.
                                                            Current Report on
Form 8-K
                                                            Filed April 22,
2020
                                                            File No. 333-170715

       Dear Mr. Duchman:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




         Sincerely,


         Division of Corporation Finance

         Office of Manufacturing
       cc:                                              Peter Gennuso